Exhibit 99.4

Phoenix New Media Limited

SINOLIGHT PLAZA Floor 16

No.4 Qiyang Road

Wangjing, Chaoyang District

Beijing, 100102

People’s Republic of China

PROXY STATEMENT

General

The board of directors of Phoenix New Media Limited (the “Company”) is soliciting proxies for the annual general meeting of shareholders of the Company to be held on August 16, 2012 at 3:00 p.m. Hong Kong time, or at any adjournment or postponement thereof (the “AGM”). The AGM will be held at No. 2-6, Dai King Street, Taipo Industrial Estate, Taipo, New Territories, Hong Kong.

This Proxy Statement can be accessed, free of charge, on the Investor Relations section of the Company’s website at http://ir.ifeng.com from July 10, 2012, and the Proxy Form is first being mailed to shareholders of the Company on or about July 10, 2012.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person attending the AGM and voting in person.

Record Date, Share Ownership and Quorum

Only shareholders of record at the close of business on July 10, 2012 are entitled to vote at the AGM. Our class A ordinary shares underlying American depositary shares (“ADSs”) are included for purposes of this determination. As of June 8, 2012, 631,426,437 of our ordinary shares, par value $0.01 per share, were outstanding, including 317,325,360 class B ordinary shares and 314,101,077 class A ordinary shares. Approximately 188,123,776 class A ordinary shares were represented by ADSs held by Deutsche Bank Trust Company Americas. Two shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third in nominal value of the total issued voting shares of the Company throughout the AGM will constitute a quorum for all purposes.

Voting and Solicitation

Each class A ordinary share in issue on the record date is entitled to one vote, and each class B ordinary share in issue on the record date is entitled to 1.3 votes. A resolution put to the vote at the AGM will be decided on by a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by (i) the chairman of the AGM, or (ii) any one shareholder present in person or in the case of a shareholder being a corporation by its duly authorized representative or by proxy for the time being entitled to vote at the AGM.

Copies of solicitation materials will be furnished to all holders of ordinary shares of the Company, including banks, brokerage houses, fiduciaries and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the AGM in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the proxy holder will vote or abstain at his/ her discretion, as he/ she will on any other matters that may properly come before the AGM. Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present and voting but are not counted as votes for or against a proposal.

Voting by Holders of ADSs

We have requested Deutsche Bank Trust Company Americas, as depositary of the ADSs, to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the timely receipt from an owner of record of ADSs of written voting instructions in the manner specified, Deutsche Bank Trust Company Americas will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the amount of ordinary shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with such voting instructions. Under the terms of the deposit agreement, Deutsche Bank Trust Company Americas will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described two paragraphs below. As the holder of record for all the class A ordinary shares represented by the ADSs, only Deutsche Bank Trust Company Americas may vote those class A ordinary shares at the AGM.

There is no guarantee that holders of the ADSs or any such holder in particular will receive the notice described above with sufficient time to enable such holder to return any voting instructions to Deutsche Bank Trust Company Americas in a timely manner, in which case the class A ordinary shares underlying your ADSs may not be voted in accordance with your wishes.

If (i) the enclosed ADR Voting Instruction Card is missing voting instructions, (ii) the enclosed ADR Voting Instruction Card is improperly completed or (iii) no ADR Voting Instruction Card is received by Deutsche Bank Trust Company Americas from a holder of ADSs by 3:00 p.m. (New York City time), August 10, 2012, Deutsche Bank Trust Company Americas will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the AGM to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors, unless the Company has informed Deutsche Bank Trust Company Americas that such proxy should not be given, in accordance with the terms of the deposit agreement.

PROPOSAL 1:

APPROVAL AND ADOPTION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

The board of directors proposes to receive the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2011.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RECEPTION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011.

PROPOSAL 2:

RATIFICATION OF APPOINTMENT OF PRICEWATERHOUSECOOPERS ZHONG TIAN CPAS LIMITED COMPANY AS THE INDEPENDENT AUDITOR

The audit committee proposes to ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company’s independent auditor for the fiscal year ending December 31, 2012.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE RATIFICATION OF APPOINTMENT OF PRICEWATERHOUSECOOPERS ZHONG TIAN CPAS LIMITED COMPANY AS THE COMPANY’S INDEPENDENT AUDITOR FOR THE FISCAL YEAR ENDING DECEMBER 31, 2012.

PROPOSAL 3:

AUTHORIZATION OF THE BOARD TO FIX THE REMUNERATION OF THE INDEPENDENT AUDITOR

The board of directors proposes to authorize the board to fix the remuneration of the Company’s independent auditor.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE AUTHORIZATION OF THE BOARD TO FIX THE REMUNERATION OF THE COMPANY’S INDEPENDENT AUDITOR.

PROPOSAL 4:

RE-ELECTION OF DAGUANG HE AS DIRECTOR OF THE COMPANY

According to article 87 of the Company’s articles of association, at each annual general meeting one-third of the directors of the Company for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation, provided that the chairman of our board of directors and/or the executive directors shall not, while they hold such office, be subject to retirement by rotation or be taken into account in determining the number of directors of the Company to retire in each year. In addition to any director who wishes to retire, if any, the director(s) to retire shall be those who have been longest in office since their last re-election or appointment and such director(s) shall be eligible for re-election.

As of the date of the AGM, the Company has seven directors, including a chairman and two executive officers. Daguang He is the longest in office among the remaining four directors and wishes to offer himself for re-election. Accordingly, one director, Daguang He, shall retire this year, and he is eligible for re-election.

The board proposes to re-elect Daguang He as director of the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF DAGUANG HE AS DIRECTOR OF THE COMPANY.

PROPOSAL 5:

REFRESHMENT OF THE LIMITED UNDER THE 2008 SHARE OPTION PLAN

According to section 4.1 of the Company’s 2008 share option plan (the “2008 Share Option Plan”), the total number of shares which may be issued upon exercise of all options to be granted under the 2008 Share Option Scheme and any other share option schemes of the Company (the “Limit”) shall not exceed 10% of the Company’s ordinary shares outstanding as of the date of the relevant resolution passed by the shareholders of Phoenix Satellite Television Holdings Limited (or “Phoenix TV”). Phoenix TV indirectly owned 50.26% of the Company’s ordinary shares as of June 8, 2012. Shareholders may obtain a copy of the 2008 Share Option Scheme, free of charge, at http://sec.gov/Archives/edgar/data/1509646/000104746911003949/a2201510zex-10_2.htm.

The existing Limit (the “Existing Limit”) is 32,000,000, which is 10% of the Company’s ordinary shares outstanding as of the date of adoption of the 2008 Share Option Scheme by Phoenix TV’s shareholders on June 20, 2008. The Company’s specific grant of 67,000,000 options to certain eligible persons in July 2008, and its grant of 19,008,200 restricted shares, and restricted share units carrying rights to receive 10,050,958 class A ordinary shares in March 2011 did not count toward determining the depletion of the Limit in accordance with the terms of the 2008 Share Option Plan. As of June 30, 2012, options to subscribe for 1,013,561 class A ordinary shares could be re-granted under the terms of the 2008 Share Option Plan, and the remainder of options up to the Existing Limit had been exercised, or had lapsed or been cancelled under the terms of the 2008 Share Option Plan. Out of all options, restricted shares and restricted share units granted, a total of 33,711,491 have been lapsed or canceled and cannot be re-granted. As of June 30, 2012, options and restricted share units to subscribe for 17,852,327 class A ordinary shares remained outstanding.

Pursuant to section 4.1(b) of the 2008 Share Option Plan, the Company may seek approval from the shareholders of Phoenix TV and from the Company’s shareholders in general meetings to refresh the Limit, provided that the refreshed Limit (the “Refreshed Limit”) shall not exceed 10% of the Class A ordinary shares outstanding as at the date of the approval of the Refreshed Limit by the shareholders of Phoenix TV. Under the terms of the 2008 Share Option Limit, the Company does not have any other share option scheme in issue as of the date of this proxy statement other than the 2008 Share Option Plan, and options previously granted under the 2008 Share Option Plan will not be counted for the purpose of calculating the Refreshed Limit. At an extraordinary general meeting of Phoenix TV on June 8, 2012, the shareholders of Phoenix TV approved the Refreshed Limit of 31,410,107 class A ordinary shares (10% of the 314,101,077 class A ordinary shares outstanding as of such date).

The board proposes to approve the refreshment of the Limit, thereby increasing the total number of class A ordinary shares which may be issued upon exercise of all options to be granted under the 2008 Share Option Scheme and any other share option schemes of the Company by 31,410,107 class A ordinary shares.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE REFRESHMENT OF THE LIMIT UNDER THE 2008 SHARE OPTION PLAN.

PROPOSAL 6:

AUTHORIZATION OF THE DIRECTORS AND OFFICERS OF THE COMPANY

The board of directors proposes to authorize the each of the directors or officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE AUTHORIZATION OF EACH OF THE DIRECTORS OR OFFICERS OF THE COMPANY TO TAKE ANY AND EVERY ACTION THAT MIGHT BE NECESSARY TO EFFECT THE FOREGOING RESOLUTIONS AS SUCH DIRECTOR OR OFFICER, IN HIS OR HER ABSOLUTE DISCRETION, THINKS FIT.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/ Shuang Liu

Shuang Liu

Chief Executive Officer and Director

Dated: July 10, 2012